UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 13D

Amendment No. 5

Under the Security Exchange Act of 1934


JAN BELL MARKETING, INC.
(Name of Issuer)

COMMON STOCK
(Title of class of securities)

45076 10 9
(CUSIP number)

Lior Ben-Shmuel
101 S. State Road 7, Suite 201
Hollywood, FL 33023
(Name, address and telephone number of person authorized to receive notices and communications)

December 16, 1996
(Date of event which requires filing of this statement)

















1. Name of Reporting Persons. I.R.S. Identification No. of above person.

                         Eliahu Ben-Shmuel

2. Check the appropriate Box if a Member of a Group

                         N/A

3. SEC Use Only


4. Source of Funds

                         PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                         Not Applicable      [     ]

6. Citizenship or Place of Organization

                         Israel

                                     Sole Voting Power
Number of                     7                Eliahu Ben-Shmuel
Shares Beneficially                  Shared Voting Power
Owned By                      8                   0
Each Reporting                       Sole Dispositive Power
Person With                   9                     		1,926,504
                                     Shared Dispositive Power
                              10
                                                    0


11. Aggregate Amount Beneficially Owned by Each Reporting Person

                            1,926,504

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares.

                             [   ]


13. Percent of Class Represented by Amount In Row (11)

                                7.44%

14. Type of Reporting Person (See Instructions)

                              IN







Item 1.                  SECURITY AND ISSUER.

This statement of Beneficial Ownership on Schedule 13D is filed by Eliahu Ben-Shmuel with the Securities and Exchange Commission relating to the Common Stock, par value $.0001 per share (the Common Stock), of Jan Bell Marketing, Inc., a Delaware corporation (Jan Bell). The address of the principle executive office of Jan Bell is 14051 Northwest 14th Street, Sunrise, Florida 33323.

Item 2.                  IDENTITY AND BACKGROUND.

This statement is filed on behalf of Eliahu Ben-Shmuel (the Filling Person). Mr. Ben-Shmuel's principle occupation is functioning as an executive of various entities hereinafter mentioned. His principle office is located at 101 S. State Road 7, Suite 201 Hollywood, Florida 33023. Mr. Ben-Shmuel is a citizen of Israel.


The Filing Person is the General Partner of E.B. Family Partnership, Ltd., a Colorado limited partnership, formed on March 26, 1993. The Filing Person is individually the general partner and E.B. Family Trust is the limited partner.

The Filing Person is President and a director of the Hay Foundation, Inc., a Florida not-for-profit corporation.

The Filing Person is the President of Chai Developers, Inc., a Florida corpor ation, which is the general partner of Chai Developers Limited Partnership. The limited partnership was formed on October 21, 1996.

The Filing Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

The Filing Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The listing of 16,704 Shares of Jan Bell Marketing owned by Eliahu Ben-Shmuel in his personal IRA as a direct rollover on December 16, 1996.

Item 4.                  PURPOSE OF TRANSACTION.

The purpose of this transaction is to list 16,704 Shares of Jan Bell
Marketing owned by Eliahu Ben-Shmuel in his personal IRA on December 16, 1996.

Item 5.                  INTEREST IN SECURITIES OF ISSUER.

(a) The following chart indicates the number and percentage of shares of Common Stock beneficially owned by Eliahu Ben-Shmuel:




        Name                                   Amount of Shares
E.B. Family Partnership                           1,350,000
Hay Foundation                                     113,000
Izac, Lior and Shlomi Trust                        146,800
Chai Limited Partnership                           300,000
Eliahu Ben-Shmuel IRA                               16,704
                         Total No. of Shares      1,926,504






(b) With respect to the following companies, the filing Person has the following voting and disposition powers:

			                	Sole Power to Vote      Shared power to Vote

Name                or direct the Vote      or Direct the Vote

E.B. Family Partnership     1,350,000               0

Hay Foundation                113,000               0

Izac, Lior and Shlomi Trust   146,800               0
Chai Limited Partnership      300,000               0
Eliahu Ben-Shmuel IRA          16,704               0
                            1,926,504               0
















(c) The listing of 16,704 Shares of Jan Bell Marketing owned by Eliahu Ben-Shmuel in his personal IRA as a direct rollover on December 16, 1996.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                         Not Applicable


Item 7.   MATERIAL TO BE FILED AS EXHIBITS

                         Not Applicable



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 9, 2000

By: /s/ Eliahu Ben-Shmuel
Eliahu Ben-Shmuel, Individually

E.B. Family Partners, LTD.

By: /s/ Eliahu Ben-Shmuel
Eliahu Ben-Shmuel, General Partner

Hay Foundation, Inc.

By: /s/ Eliahu Ben-Shmuel
Eliahu Ben-Shmuel, President

Chai Limited Partnership

By: /s/ Eliahu Ben-Shmuel
Eliahu Ben-Shmuel, President